As filed with the Securities and Exchange Commission on June 20, 1996 Registration No. ___________
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549




                                                     FORM S-3
                                              REGISTRATION STATEMENT
                                                       Under
                                            The Securities Act of 1933



                                               WIZ TECHNOLOGY, INC.
                                (Name of registrant as specified in its charter)

                   Nevada                                        33-0560855
         (State or Jurisdiction of                            (IRS Employer
       incorporation or organization)                      Identification No.)


            32951 Calle Perfecto                    Mar-Jeanne Tendler
    San Juan Capistrano, CA 92675                 32951 Calle Perfecto
               (714) 443-3000         San Juan Capistrano, California 92675

(Address, including zip code,              (Name, address, including zip code
 and telephone number, including            and telephone of agent for service)
area code of Registrant's principal
 executive offices)
      (714) 443-3000
of Re
                                                     COPY TO:
                                                  Jehu Hand, Esq.
                                                    Hand & Hand
                                     24901 Dana Point Harbor Drive, Suite 200
                                           Dana Point, California 92629
                                                  (714) 489-2400
                                             Facsimile (714) 489-0034

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

         If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:
[ ]


                                          CALCULATION OF REGISTRATION FEE

                                                            Proposed Maximum     Proposed Maximum
     Title of Each Class of                  Amount to       Offering Price          Aggregate         Amount of
   Securities to be Registered             Be Registered      Per Share(1)       Offering Price(1) Registration Fee
Common Stock offered by
  selling shareholders.................    2,130,333              $7.75          $16,510,080.75      $ 5,693.13
Total..................................    2,130,333              $7.75          $16,510,080.75      $ 5,693.13


(1) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act, the maximum offering price per share is based upon the closing price of the Common Stock on the American Stock Exchange on June 13, 1996, or $8.00. Includes 178,333 shares issuable upon conversion of debt; also includes reoffers of such shares.


       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS



                                               WIZ TECHNOLOGY, INC.
                                         2,130,333 Shares of Common Stock
                                                 ($.001 par value)

      The 2,130,333 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") of WIZ Technology, Inc., a Nevada corporation (the "Company") are being offered by selling stockholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders." The expenses of the offering, estimated at $40,000, will be paid by the Company.

      The Common Stock currently trades on the American Stock Exchange under the symbol "WIZ." On June 13, 1996, the closing price of the Common Stock as reported by the American Stock Exchange was $7.75 per share.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.





































                                The date of this Prospectus is ___________, 1996

      This Prospectus relates to the offer and sale of the following securities:
$500,000 in value of Common Stock of the Company, valued at 80% of the closing sale price of the Company's Common Stock on the date immediately prior to the effective date of this Prospectus, issuable upon conversion of the Company's convertible Promissory Notes dated August 16, 1995 and due August 16, 1996, in the aggregate principal amount of $500,000 (the "Notes") [125,000 estimated shares]; 120,000 shares of Common Stock issuable upon exercise of the options attached to the Notes at a price of $2.50 per share as well as options for 120,000 additional shares issuable at $2.50 per share if the Notes are extended until August 16, 1997; 1,500,000 shares of Common Stock, including 1,200,000 shares of common stock issuable upon conversion of 1,200,000 shares of Series B Convertible Preferred Stock, all issued in connection with the acquisition of Q & A Sales and Marketing, Inc., 30,000 shares of common stock issuable to acquire software from AIM Software, Inc., 53,333 shares issuable upon conversion of a promissory note for $80,000 issued in December 1992; and 182,000 shares of common stock issuable upon exercise of Underwriter's Warrants.
See "Selling Stockholders."

      No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                                              ADDITIONAL INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, as well as proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citibank Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549, during regular business hours. The Company's Common Stock is listed on the American Stock Exchange Emerging Company Marketplace, and all reports, proxy statements, information statements and other information concerning the Company can be inspected at the public reference facilities maintained by the American Stock Exchange Emerging Company Marketplace, at 86 Trinity Place, New York, New York 10006-1881.

      This Prospectus incorporates by reference the Company's Form 10-KSB for the year ended July 31, 1995, the Company's Quarterly Reports on Form 10-QSB for the quarters ended October 31, 1995, January 31, 1996 and April 30, 1996, the Company's Current Report on Form 8-K dated March 12, 1996 as amended by Form 8-KA, and the description of securities included in the Company's Registration Statement on Form 8-A, File No. 1-12726, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(c) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Company will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to the Company at 32951 Calle Perfecto, San Juan Capistrano, California 92675, telephone (714) 443-3000.

                                                PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.

                                                    The Company

         WIZ Technology, Inc., a Nevada corporation (the "Company") markets a comprehensive line of computer software at prices under $20.00 per program, including both licensed software and "shareware," for IBM Pcs and compatibles. The Company markets its products directly and through distributors. The Company's product line of over 200 programs is designed for a wide range of personal computer users, particularly small business and home users who may have limited technical expertise. The Company selects software programs which it believes are most suitable for general public use in the categories of games, utilities, educational, and business and integrates these programs with user-friendly menu screens. Recently, the Company acquired its first major property software title, Lunar Landing. Software is sold in CD Rom jewel cases, shrink wrapped boxes and colorful diskette envelopes. The Company's software products are sold in the United States and abroad under the names "The $5 Computer Software StoreTM," for 3.5" diskettes, "White Wolf" and "Silver Coyote" for CD Roms, and Digital System Research for boxed software through computer stores such as Comp USA, Computer City, and Ingram Micro, national retailers such as K-Mart-Canada, Osco Drugs, Toys-R-Us Canada, regional discount chains such as Longs Drugstores, Pharma Plus Drug Canada, grocery stores such as Alpha Beta Supermarkets, Army & Air Force Exchange Service and national and local specialty retailers.

         The Company's objective is to become a leading marketer of affordable computer software. The Company's strategy for achieving this objective consists of three components: (1) acquire rights to distribute high quality, easy to use software; (2) continue to develop effective distribution channels for marketing such software; and (3) market software at prices under $20.00 that meet the needs of a broad base of users. In March 1996, in furtherance of this strategy, the Company acquired Q & A Sales and Marketing, Inc. ("Q & A"), with sales in calendar 1995 of $3,893,000 specializing in home office, productivity and lifestyle software.

         In March 1996, in connection with the acquisition of Q & A, the Company acquired rights to a new generation of internet technology from Digital Systems Research, Inc. ("DSR") originally developed for the United States Department of Defense. This technology enables internet "home pages" to be connected into a relational database, and thereby converts the current "static" internet home page, which only has that information designed by the sponsor of the page, into a "dynamic" page which can reflect the needs of the consumer. The Company intends to market this technology to manufacturers and distributors of consumer products in order to give consumers internet access to product information and to facilitate direct purchasing. Pursuant to a Software Development and License Agreement dated March 8, 1996 with DSR (the "Software Agreement"), the Company obtained a worldwide, exclusive right to market this technology to the public at large or to retailers, as well as distributors, and original equipment manufacturers or wholesalers who support retail operations. The Software Agreement is for a term of five years, with automatic extensions each five years in perpetuity. DSR is required under the Software Agreement to assist the Company in developing the functional specifications for each contract and to provide ongoing support.

         The Company plans to establish the world's largest virtual shopping mall (the "Wiz Mall") using this technology through its wholly owned subsidiary, Capotec Business Solutions, Inc.. The WIZ Mall will be anchored by a WIZ department store, which will offer products from many vendors, and individual outlets similar to those found in conventional malls. The Company has entered into negotiations with several vendors and merchandisers for WIZ Mall contracts. Capotec will also market its Corporate Information Services division ("CIS"). CIS enables customers to establish customized "virtual" networks (known as the "intranet") by using the Internet and customized relational databases.

         Traditional networks require users to be hard wired together, whether through local cable or dedicated telephone lines. The virtual networks to be marketed by CIS enable anyone who has access to the Internet to access the customers network, provided that appropriate passwords are supplied. The security level and type of information which is accessible can be customized for each user or group of users.

         Most internet users locate information by using web browsers to search for their topics of interest. The information search can be compared to a library: the user searches for the home page of the desired source (similar to locating a book or periodical) and then peruses the home page, book or periodical. The user is able to access only one home page at a time. In the view of management, this limitation of one homepage web site at a time has hindered the development of the use of the internet for shopping. The Company's technology permits the consumer to access multiple web pages simultaneously, and in effect design a customized electronic product catalog. For example, a consumer could request information on all women's tennis shoes of a particular color from a number of retailers or manufacturers simultaneously. The dynamic home page produced by the software would list all such shoes offered, together with pictures, prices and ordering information.

         The Company's principal executive offices are located at 32951 Calle Perfecto, San Juan Capistrano, California 92675 and its telephone number is
(714) 443-3000.

                                                   The Offering

Securities Offered:  2,130,333 shares of Common Stock, $.001 par value per share, including 178,333 shares issuable upon conversion of debt, 422,000 shares issuable upon exercise of Warrants or options, 1,530,000 shares issued for acquisitions (including 1,200,000 shares issuable upon conversion of Series A Preferred Stock) and 182,000 shares issuable upon exercise of Underwriters' Warrants.

Common Stock Outstanding(1) Before Offering:.............  8,618,558(1) shares

Common Stock Outstanding After Offering:.................  10,748,891(1) shares

AMEX symbol..............................................  WIZ
(1)      Based on shares outstanding as of April 30, 1996.

                                                   Risk Factors

         Investment in the Shares offered hereby involves a high degree of risk, including the limited operating history of the Company and competition. Investors should carefully consider the various risk factors before investing in the Shares. This Prospectus contains forward looking statements which may involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." See "Risk Factors."

                                           Summary Financial Information

         Set forth below is selected financial data with respect to the Company as of and for fiscal years ended July 31, 1995, 1994, 1993 and 1992, and the period January 1, 1991 (inception) to July 31, 1991. The selected financial data as of July 31, 1995 and the selected operating data for the year ended July 31, 1995 have been derived from consolidated financial statements audited by Coopers & Lybrand, L.L.P. The selected financial data as of July 31, 1994 and the selected operating statement data for the year ended July 31, 1994 have been derived from consolidated financial statements which have been audited by Corbin & Wertz, independent accountants. The selected balance sheet data as of July 31, 1993, 1992 and 1991 and the selected operating statement data for the two years ended July 31, 1993 and for the period from January 1, 1991 (inception) through July 31, 1991 have been derived from audited financial statements which are not included herein. The financial information as of April 30, 1996 and for the nine months ended April 30, 1996 and 1995 is derived from the unaudited consolidated interim period financial statements.


Operating Statement Data:
                                                           (Revised)                                     Period from
                     Nine Months Ended        Year           Year            Year            Year         Inception
                         April 30,            Ended          Ended           Ended           Ended    (January 1, 1991)
                     1996       1995      July 31, 1995  July 31, 1994   July 31, 1993   July 31, 1992 thru July 31, 1991
Revenues         $6,336,879   $2,124,157  $  3,680,634    $  1,667,589   $   1,899,001     $ 2,344,046    $    153,703
Costs and Expenses 5,448,503  2,583,229      4,349,524       4,315,579       1,781,763       2,196,321         167,278
Income (Loss) from
 Operations         888,376   (459,072)      (668,890)     (2,647,990)         117,238         147,725        (13,575)
Other Income (Loss) (62,625)  40,547      (73,347)        (311,079)      (20,197)          7,313          (1,750)
Net Income (Loss)   794,055   (418,526)      (562,711)     (2,337,711)          75,911          71,003        (15,325)
Net Income (Loss)
  Per Share(1)   $      .09   $     .05   $      (.07)    $      (.36)   $         .01     $       .02    $         --
Weighted Average
Number of Shares
Outstanding       8,957,422   8,213,863      7,944,034       6,531,155       5,386,340       4,500,000       4,500,000

(1) Fully diluted earnings per share are not materially different from primary earnings per share.


Balance Sheet Data:

                           As of            As of           As of              As of              As of          As of
                      April 30, 1996    July 31, 1995   July 31, 1994      July 31, 1993      July 31, 1992  July 31, 1991

Total Assets          $   12,350,797    $ 4,093,741    $   4,258,861      $  1,092,970     $     734,333    $      90,566
Working Capital            3,615,994      1,473,096        1,942,192           265,413           124,565           19,461
Total Current Liabilities  2,405,238      1,177,447        1,282,374           553,272           480,507           65,291
Long Term Debt               249,426        112,131           79,310            17,163           157,548               --
Shareholders' Equity       9,696,133      2,804,163        2,897,177         1,092,970            96,278           25,275


                                              Pro Forma Financial Information

    Set forth is selected pro forma financial information with respect to the acquisition of Q & A by the Company on March 12, 1996. The acquisition was effected by the issuance of 300,000 shares of Common Stock and 1,200,000 shares of Series B Preferred Stock. The statement of operations data is set forth assuming the acquisition was effected as of January 1, 1995 and includes information derived from the audited financial statements of Q & A for the year ended December 31, 1995 included elsewhere herein. The pro forma balance sheet information assumes that the acquisition was effected on December 31, 1995. The acquisition of Q & A has been accounted for as a purchase.



                                    WIZ TECHNOLOGY,INC & Q&A SALES AND MARKETING, INC.
                                PRO FORMA CONSOLIDATED BALANCE SHEET AS OF JANUARY 31, 1996

                                       WIZ                Q & A
                                   TECHNOLOGY            SALES &
                                      INC.           MARKETING, INC.
                                   HISTORICAL          HISTORICAL                (A)
                                      AS OF               AS OF               PRO FORMA
                                  JAN. 31, 1996       DEC. 31, 1995          ADJUSTMENTS             TOTAL


CURRENT ASSETS

Cash and Equivalents            $   1,985,515         $     32,114           $ (32,114)         $   1,985,515
Accts. Rec., Net                    1,545,249              993,432            (564,372)             1,974,309
Notes Rec From Stockholders           103,732                    0                                    103,731
Inventories                         1,149,862              495,527            (201,067)             1,444,322
Income Tax Receivable                       0               37,144                (282)                36,862
Deferred Tax Asset                          0              204,597            (204,597)                     0
Prepaid Exp & Other                   126,369                8,443                (538)               134,274
Employee Advances                       3,377                3,951              (3,951)                 3,377
TOTAL CURRENT ASSETS                4,914,103            1,775,208                                  5,682,390

PROP & EQUIP, NET                     667,055              148,814             (34,910)               780,959

License Agreement - DSR                                                       3,500,000             3,500,000
Software Development
Costs, Net                            903,249              202,585            (202,585)               903,249
Deposits/Certificate                  100,000               12,656                 (61)               112,595
Notes Rec.                             13,129                    0                                     13,129
Covenants Not to Compete              145,108               76,146              443,854               665,108
Goodwill                                    0               15,520             (15,520)                     0
Deferred Tax Asset                          0               79,407             (79,407)                     0
Cash Value Life Insurance                   0              129,126            (129,126)                     0
Other Assets                           42,531                    0                    0                42,531
 TOTAL OTHER                        1,204,017              515,440            3,517,155             5,236,612
TOTAL ASSETS                    $   6,785,175         $  2,439,462           $2,475,324         $  11,699,961




                                                             6





                                   WIZ TECHNOLOGY, INC. & Q &A SALES AND MARKETING, INC.
                                PRO FORMA CONSOLIDATED BALANCE SHEET AS OF JANUARY 31, 1996

                                       WIZ                Q & A
                                   TECHNOLOGY            SALES &
                                      INC.           MARKETING, INC.
                                   HISTORICAL          HISTORICAL                (A)
                                      AS OF               AS OF               PRO FORMA
                                  JAN. 31, 1996       JAN. 31, 1996          ADJUSTMENTS             TOTAL

LIABILITIES & STOCKHOLDERS
        EQUITY

CURRENT LIABILITIES
Accounts Payable                $        359,338      $      961,480        $     74,886       $    1,395,704
Accrued Expense/Royalties/
  Salaries                               229,096              93,699             (1,992)              320,803
Debt to Related Parties                   80,000           1,934,507         (1,934,507)               80,000
Deferred Compensation                          0             260,000           (164,125)               95,875
Income Taxes Payable                           0               1,600             (1,600)                    0
Current Portion Long Term                561,837              39,977                                  601,814
TOTAL CURRENT LIABILITIES              1,230,271           3,291,263         (2,037,338)            2,494,196
LONG TERM LIABILITIES                     80,595              69,834            (10,473)              139,956
TOTAL LIABILITIES                      1,310,866           3,361,097         (2,037,811)            2,634,152

STOCKHOLDERS' EQUITY


Preferred Stock                                2                   0               1,200                1,202
Common Stock                               8,186              50,000            (49,700)                8,486
Services Rec. for Stock                 (78,500)                   0                                 (78,500)
Notes Rec. from Stockhldr              (157,500)                   0                                (157,500)
Paid in Capital -
  Preferred                            1,664,998                   0           3,358,800            5,023,798
Paid in Capital -
  Common                               6,325,193              10,715             288,985            6,624,893
Retained Earnings/Deficit            (2,809,140)              55,729                              (2,753,411)
Net Income                               521,069         (1,038,079)             913,851              396,841
  TOTAL STOCKHOLDERS'
      EQUITY                           5,474,308      (921,635)(B)(C)4,513,136          9,065,809
TOTAL LIAB &
 STOCKHOLDERS' EQUITY           $      6,785,175      $    2,439,462        $  2,475,324       $   11,699,961



                                                             7






                              WIZ TECHNOLOGY, INC. & Q&A SALES AND MARKETING, INC. PRO FORMA
                        CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JANUARY 31, 1996

                                       WIZ                Q & A
                                   TECHNOLOGY            SALES &
                                      INC.           MARKETING, INC.
                                   SIX MONTHS          SIX MONTHS
                                      ENDED               ENDED               PRO FORMA
                                  JAN. 31, 1996       DEC. 31, 1995          ADJUSTMENTS             TOTAL

Net Sales                       $      3,634,881      $    1,946,606         $  (37,466)         $  5,544,021
Cost of Revenues                       1,783,412           1,105,352            (18,358)            2,870,406
GROSS PROFIT                           1,851,469             841,254              19,108            2,673,615

Administrative Expenses                1,310,487           1,470,234                                2,780,721

Operating Profit (Loss)                  540,982           (628,980)              19,108            (107,106)

Other Income (Expense)
Interest & Other Income                   70,706                   0                                   70,706
Interest Expense                        (69,816)            (54,926)              52,732             (72,010)
Total Other Income (Exp)                     890            (54,926)              52,732              (1,304)

NET INCOME (LOSS) PRE-TAX                541,872           (683,906)              33,624            (108,140)

PROVISION FOR TAXES
(TAX BENEFIT)                             20,803           (164,867)                                (144,064)
NET INCOME (LOSS)               $        521,069      $    (519,039)         $    33,624         $     35,654


NET INCOME (LOSS) PER SHARE OF COMMON STOCK:

  Primary                       $            .06                                                 $        .01
  Fully Diluted                 $            .06                                                 $        .01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:

  Primary                              8,608,766                                                    8,920,514
  Fully Diluted                        8,865,504                                                   10,034,016


                                            8






                              WIZ TECHNOLOGY, INC. & Q&A SALES AND MARKETING, INC. PRO FORMA
                        CONSOLIDATED STATEMENT OF INCOME FOR THE TWELVE MONTHS ENDED JULY 31, 1995

                                       WIZ                Q & A
                                   TECHNOLOGY            SALES &
                                      INC.           MARKETING, INC.
                                   HISTORICAL          HISTORICAL
                                      YEAR            TWELVE MONTHS
                                      ENDED               ENDED               PRO FORMA
                                  JULY 31, 1995       JUNE 30, 1995          ADJUSTMENTS             TOTAL
Net Sales                       $      3,680,634      $    3,212,148         $                   $  6,892,782
Cost of Revenues                       1,932,746           1,619,936                                3,552,682
GROSS PROFIT                           1,747,888           1,592,212                                3,340,100

Administrative Exp.                    2,416,778           2,255,830                                4,672,608

Operating (Loss)                       (668,890)           (663,618)                              (1,332,508)

Other Income (Expense)
Interest & Other Income                  148,139                   0                                  148,139
Interest Expense                        (41,160)            (69,507)              62,637             (48,030)
Total Other Income (Exp)                 106,979            (69,507)              62,637              100,109

NET INCOME (LOSS) PRE-TAX              (561,911)           (733,125)              62,637          (1,232,399)

PROVISION FOR TAXES
(TAX BENEFIT)                                800           (158,567)                                (157,767)
NET INCOME (LOSS)               $      (562,711)      $    (574,558)         $    62,637         $(1,074,632)


NET INCOME (LOSS) PER SHARE OF COMMON STOCK:

  Primary                       $            .07                                                 $     (0.13)
  Fully Diluted                 $            .07                                                 $     (0.13)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:

  Primary                              7,944,034                                                    8,244,034
  Fully Diluted                        7,944,034                                                    8,244,034

(A)      Adjustments made as a result of purchase price allocations
(B) Adjustments made to eliminate sales and profit on transactions between WIZ Technology, Inc. and Q & A Sales and Marketing, Inc.
(C) Adjustments made as a result of eliminating interest on debt forgiven by Digital Systems Research, Inc., parent of Q & A Sales and Marketing,
         Inc., in connection with acquisition.


                                                   RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully consider the following risk factors relating to the business of the Company and this offering, together with the information and financial data set forth elsewhere in this Prospectus, before investing in the Shares offered hereby.

Limited History of Business Operations; Sustainability of Past Results

         The Company has limited operating history, having commenced operations in January 1991. The Company's revenues and income, which until April 1995 were derived primarily from the sale of shareware, have increased significantly in the past fiscal periods. The Company's growth has been dependent on a number of factors, such as the Company's marketing efforts, trends in personal computer sales and usage, changes in available technology, changes in the competitive environment of personal computer software, and general economic conditions. The Company has enjoyed limited competition to date in the emerging market for under $20 computer software, and an increase in competition or the loss of additional customers could have an adverse effect on the Company's revenues and profitability. In fiscal 1995, the Company continued its expansion of its software and began marketing CD Rom software. The Company has recently acquired exclusive marketing rights to certain internet technology, and intends to expand marketing efforts in this area. As a result of the increase in operating expenses caused by this expansion and other factors, operating results may be adversely affected if sales do not increase sufficiently, whether due to increased competition or otherwise. There can be no assurance that the Company will be able to grow in future periods or sustain its historic rates of revenue growth and profitability. As a result, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

Management of Growth

         The Company's growth to date has required and is expected to continue to require, the full utilization of the Company's management, financial and other resources. The Company's ability to manage growth effectively will depend on its ability to improve and expand its operations, including its financial and management information systems, and to recruit, train and manage executive staff and employees. There can be no assurance that management will be able to manage growth effectively, and the failure to effectively manage growth may have a materially adverse effect on the Company's results of operations.

Dependence on Limited Number of Customers

         The Company is dependent upon a limited number of distributors and retail customers for the majority of its revenues. In the fiscal years ended July 31, 1995 and 1994, six distributors and retail customers accounted for an aggregate of 47.2% and 71.0%, respectively, of total net revenues. In fiscal 1994, the Company terminated its relationship with its largest customer, its former Canadian distributor, and wrote off $405,329 of accounts receivable from this customer. Although the Company is vigorously pursuing collection of this account, there can be no assurance that the Company will collect any of this amount. The Company's acquisition of Q & A in March 1996 has lessened the Company's dependence on any one customer, but the Company's dependence on a limited number of customers could result in sales declines or similar losses in the future if its relationship with any one significant customer is interrupted for any reason.

Competition

         The market for software products, while fragmented, is highly competitive and subject to rapid change. Consumer demand for particular software products may be adversely affected by the increasing number of competitive products from which to choose. The Company's low priced software competes with computer specialty stores, software specialty stores, direct sales organizations, software publishers that sell directly to end users, mail-order companies, bookstores, electronic bulletin boards, other software distributors employing marketing plans similar to the Company and other types of retail chains that sell software products. Many of these competitors have substantially greater resources than the Company. Several small companies have emulated the Company's concept of marketing low priced software to the general public, but to the Company's knowledge such competition has not materially adversely affected the Company. Should a larger and better financed company decide to compete with the Company, and be successful in its competitive efforts, the Company's business could be materially adversely affected. The Company's internet technology will compete with other companies marketing internet software and services. These competitors include several large companies with substantially greater financial, technological and marketing resources than the Company and a large number of companies of varying sizes and resources. Competitors may broaden their product line, and potential competitors, including large computer or software manufacturers, entertainment companies, entertainment software companies and educational publishers, may enter, or increase their focus on, shareware or educational or game software business, or internet application software, resulting in increased competition.

         There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. Additionally, the channels of distribution for personal computer software are constantly changing and new channels, such as software rental stores or other channels, are likely to emerge. Changes in the channels of personal computer software distribution could have a material adverse effect on the Company's results of operations.

Developing and Changing Market

         Consumer preferences for particular software products, including the educational, self-help and small business software and entertainment software currently marketed by the Company, are difficult to predict and are subject to rapid change. The market for software is continually evolving, and is highly dependent upon changes in computer hardware technology. Changes in technology and consumer preferences may render software obsolete, and computer software is subject to unauthorized duplication. The Company does not believe that these risks are material at this time in the low price software segment, but there can be no assurance that the Company's assessment is correct, nor that the Company's products will continue to be accepted by the public in the future. Since the Company sells its programs on recycled floppy disks, shortages in the supply of recycled floppy disks (or other media on which software may be recorded in the future) could adversely affect the Company's results of operations.

Risks of New Internet Business

         Dependence of Continued Growth in Use of the Internet. The Wiz Mall's future success is substantially dependent, and the success of the Corporate Information Services division is partially dependent, upon continued growth in the use of the Internet and the Web. Rapid growth in the use of and interest in the Internet and the Web is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of performance improvements including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demand placed upon it by such potential growth. In addition, the Internet could lose its viability due to delays in the development or adoption of newer standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the internet also could result in slower response times and adversely affect usage of the Wiz Mall. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

         Uncertain Adoption of the Web as a Marketing Medium. Because the Wiz Mall expects to derive substantially all of its revenues in the foreseeable future from sales to vendors and residual fees, the future success of the Company is highly dependent on the development of the Internet as a marketing medium. The Company's Wiz Mall vendors are expected to have no or limited experience with the Web as a marketing medium, have not devoted a significant portion of their expenditures to Web-based marketing and may not find such marketing to be effective for selling their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based marketing and advertising, and there can be no assurance that such standards will develop sufficiently to support Web-based advertising as a significant achieving medium. The internet industry is young and has few proven products and services. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost ease of use and access, quality of service and acceptance of advertising) remain unresolved and may negatively affect the growth of Internet use or the attractiveness of Internet advertising. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition will be materially and adversely affected.

         Start-up Nature of Internet Business. The Company's ability to generate revenues will depend, among other factors, on customer's and vendor's acceptance of the Web and the Corporate Information Services and Wiz Mall as an attractive and sustainable medium and the development of a large base of users of the Wiz Mall.

         The Company's Corporate Information Services will compete with other companies offering virtual network services. In addition, there is intense competition in the sale of advertising on the Internet, including competition from other Internet navigational tools as well as other high-traffic sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, which makes it difficult to project future levels of Internet advertising revenues that will be realized generally or by any specific company. Competition among current and future suppliers of Internet navigational services or Web sites, as well as competition with traditional marketing and advertising channels, may lead to reductions in revenues. There can also be no assurance that the Company's advertising customers will accept the internal and third-party measurements of impressions received by the Wiz Mall, or that such measurements will not contain errors.

         Technology and Infrastructure. The Company has licensed the technology used in the WIZ Mall and Corporate Information Services from DSR under an exclusive, five year agreement renewable for successive five year terms. Under the license agreement, DSR is responsible for implementation of the hardware and software portions of the vendor contracts, and the Company will be substantially dependent upon ongoing maintenance and technical support from DSR to ensure effective operation. Any failure of DSR to implement each contract or to provide prompt and effective support and maintenance to the Company, could have a material adverse effect of the Company's business, results of operations and financial condition.

         Lack of Property Protection. The internet/intranet technology licensed from DSR involves a combination of hardware and software technology. Although the Company believes that the technology would be time consuming and expensive for another party to duplicate, the concept of linking together information and computers with relational databases is not protected by any proprietary rights, such as a patent or copyright. There can be no assurance that competitors will not develop competing intranet systems.

Dependence on Key Personnel

         The Company is dependent upon Mar-Jeanne Tendler, Chief Executive Officer, Arthur Tendler, President, and Bruce Allen Gilgen, Chief Operating Officer and other key employees with respect to administration and marketing. The Company has entered into employment agreements with these individuals and has obtained key men life insurance on the lives of Messrs. Tendler and Bruce Gilgen and Ms. Tendler in the amount of $1 million each. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's results of operations.

Dependence on Third Party Authors; Nonexclusivity

         The Company does not currently develop or own most of its software products, but either distributes them free of royalty (shareware) or pays a royalty on each copy sold of licensed programs sold. The Company is currently dependent on third party authors for the development of new software products, although the Company believes that the lack of in-house program developers represents a cost advantage, since it enables the Company to avoid the costs of development, to select from products developed by the thousands of independent programmers, and to be introduced to products and trends in computer software as they occur. However, there can be no assurance that the Company will be able to continue to obtain a supply of quality software programs from independent authors.

         The Company receives many new programs each month for evaluation from independent software developers. Although the Company may acquire exclusive rights to software in the future, or may acquire the exclusive right to customize versions of software in the future, the lack of exclusive rights means that the Company's competitive advantage, if any, will be limited to its ability to select and market software which is responsive to consumer preferences.
However, management does not believe that the lack of exclusive proprietary rights is critical in the low priced software market in which it competes.

Protection of Trademark Rights

         The Company considers its trademark and service marks in the aggregate, and in particular, "The $5 Computer Software Store," to be valuable and of substantial commercial benefit with consumers and retailers of its product. The Company has filed or is in the process of filing for federal trademark protection on several of its trademarks and service marks including those named herein, one of which has been challenged. There can be no assurance that any federal trademarks will be granted, in which case the Company intends to rely on common law trademark protections, to the extent available. The Company has obtained and collected on a judgment against a former distributor for misappropriation of trademarks and similar causes of action, and intends to pursue any other infringing parties with vigor. Litigation to enforce these rights can be protracted and expensive, and the outcome of any litigation may be uncertain. If the Company is unable to defend ownership of its proprietary rights, its operating results could be materially adversely affected due to consumer confusion and sales lost to infringing competitors.

Control by Officers and Directors

         Directors and officers of the Company beneficially own 5,945,001 shares of the Company's outstanding Common Stock, or approximately 58.7% of the outstanding voting stock. As a result, the Company's officers and directors are able to elect a majority of the Company's Board of Directors, to dissolve, merge, or sell the assets of the Company, and to direct and control the Company's operations, policies and business decisions.

Anti-takeover Effect of Possible Issuance of Preferred Stock and Nevada
 Corporate Law

         The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. There are currently

1,300 shares of Series A Preferred Stock outstanding and 1,200,000 shares of Series B Preferred stock outstanding. The Company has no present plans for any issuances of additional Preferred Stock. The issuance of any Preferred Stock could adversely affect the rights of the holders of Common Stock, and therefore reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party, thereby preserving control of the Company by present owners. In addition, the Nevada General Corporation Law prohibits any merger, consolidation, sale of assets or similar transaction over a certain de minimus size between the Company on the one hand and another company which is, or is an affiliate of, a beneficial holder of ten percent or more of the Company's voting power (defined as an "interested stockholder"), for three years after the acquisition of the voting power, unless the acquisition of the voting power was approved beforehand by the Company's Board of Directors or the transaction is approved by a majority of Company stockholders (excluding the interested stockholder). Another provision of the Nevada General Corporation Law would limit the voting rights of shares acquired in a "control share acquisition," as defined, in the event the Company has more than 100 stockholders of record in Nevada and the Company does business in Nevada. Although the Company is not expected to satisfy either of these two prerequisites in the foreseeable future, the application of the Nevada control share acquisition statute, and the provisions prohibiting interested stockholder transactions, could also preserve control of the Company by management.

General Economic and Market Conditions

         Personal computer software sales are highly dependent upon sales of personal computers. During recent years, segments of the personal computer industry have experienced significant economic downturns characterized by decreased product demand and price erosion. Although the Company does not believe such factors have affected the Company, there can be no assurance that the Company will not be affected if such situation continues or worsens or by future events in the industry.

Lack of Dividends

         The Company has not paid cash dividends in the past and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

                                           MARKET PRICE OF COMMON STOCK

         The Company's Common Stock has been listed on the American Stock Exchange Emerging Company Marketplace ("ECM") under the symbol "WIZ" since February 9, 1994. From August 28, 1992 to February 8, 1994, the Company's Common Stock was quoted on the Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. Prior to August 28, 1992, the Company's Common Stock traded only intermittently and sporadically on the "pink sheets" maintained by the National Quotation Bureau. The prices set forth in the table below represent closing sales prices on ECM, as recorded in the Wall Street Journal (from February 9, 1994) and "bid" and "ask" prices as reported by National Quotations Bureau, without adjustments for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.


                                                     Bid Prices                 Ask Prices

                  Quarter Ended 1994              High          Low       High          Low
                  ------------------              ----          ---       ----          ---


                  January 1, 1994-
                  February 2, 1994               3 1/2          1 7/8     5 1/4       2 3/4


                                                   Closing Sales
                  February 3, 1995-
                  March 31, 1994                 5 5/8          3 1/16

                  June 30, 1994                  5 1/8          2 3/16

                  September 30, 1994             4 11/16        2 1/16

                  December 31, 1994              3 15/16       2  5/8


                  Quarter Ended 1995

                  March 31, 1995                 4 1/16         2 7/16

                  June 30, 1995                  3 3/16         2 1/16

                  September 30, 1995             5 5/16         2 5/8

                  December 31, 1995              4 7/16         3 1/4


                  Quarter Ended 1996

                  March 31, 1996                 5 11/16        3 1/2

                  June 30, 1996                  8 11/16        4 5/8
                  (through May 31, 1996)



                  The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

                  As of April 30, 1996, there were 172 record holders of Company Common Stock.

                                              SELECTED FINANCIAL DATA

         Set forth below is selected financial data with respect to the Company as of and for fiscal years ended July 31, 1995, 1994, 1993 and 1992, and for the period from January 1, 1991 (inception) through July 31, 1991. The selected financial data as of July 31, 1995 and the selected operating data for the year ended July 31, 1995 have been derived from consolidated financial statements audited by Coopers & Lybrand, L.L.P. The selected financial data as of July 31, 1994 and the selected operating statement data for the year ended July 31, 1994 have been derived from consolidated financial statements which have been audited by Corbin & Wertz, independent accountants. The selected balance sheet data as of July 31, 1993, 1992 and 1991 and the selected operating statement data for the two years ended July 31, 1993 and for the period from January 1, 1991 (inception) through July 31, 1991 have been derived from audited financial statements which are not included herein. The financial information as of April 30, 1996 and for the nine months ended April 30, 1996 and 1995 is derived from the unaudited consolidated interim period financial statements.


Operating Statement Data:
                                                           (Revised)                                     Period from
                     Nine Months Ended        Year           Year            Year            Year      Inception thru
                         April 30,            Ended          Ended           Ended           Ended    (January 1, 1991)
                     1996       1995      July 31, 1995  July 31, 1994   July 31, 1993   July 31, 1992  July 31, 1991

Revenues         $6,336,879   $2,124,157  $  3,680,634    $  1,667,589   $   1,899,001     $ 2,344,046    $    153,703
Costs and Expenses 5,448,503  2,583,229      4,349,524       4,315,579       1,781,763       2,196,321         167,278
Income (Loss) from
 Operations         888,376   (459,072)      (668,890)     (2,647,990)         117,238         147,725        (13,575)
Other Income (Loss) (62,625)    40,547        (73,347)       (311,079)         (20,197)          7,313          (1,750)
Net Income (Loss)   794,044   (418,526)      (562,711)     (2,337,711)          75,911          71,003        (15,325)
Net Income (Loss)
  Per Share(1)   $      .09   $     .05   $      (.07)    $      (.36)   $         .01     $       .02    $         --
Weighted Average
Number of Shares
Outstanding       8,957,422   8,213,863      7,944,034       6,531,155       5,386,340       4,500,000       4,500,000

(1) Fully diluted earnings per share are not materially different than primary earnings per share.



Balance Sheet Data:

                           As of            As of           As of              As of              As of          As of
                      April 30, 1996    July 31, 1995   July 31, 1994      July 31, 1993      July 31, 1992  July 31, 1991

Total Assets          $   12,350,797    $ 4,093,741    $   4,258,861      $  1,092,970     $     734,333    $      90,566
Working Capital            3,615,994      1,473,096        1,942,192           265,413           124,565           19,461
Total Current Liabilities  2,405,238      1,177,447        1,282,374           553,272           480,507           65,291
Long Term Debt               249,426        112,131           79,310            17,163           157,548               --
Shareholders' Equity       9,696,133      2,804,163        2,897,177         1,092,970            96,278           25,275


                                                BUSINESS - NEW DEVELOPMENT

Background and Strategy

                      WIZ Technology, Inc., a Nevada corporation (the "Company") , markets a comprehensive line of computer software at prices under $20.00 per program, including both licensed software and "shareware," for IBM Pcs and compatibles. The Company markets its products directly and through distributors. The Company has commenced marketing its internet/intranet software technology. This technology which is currently utilized by the U.S. Defense Department, enables customers to establish their own virtual networks at a relatively low cost.

                      The Company's product line of over 200 programs is designed for a wide range of personal computer users, particularly small business and home users who may have limited technical expertise. The Company selects software programs which it believes are most suitable for general public use in the categories of games, utilities, educational, and business and integrates these programs with user-friendly menu screens. Recently, the Company acquired its first major property software title, Lunar Landing. Software is sold in CD Rom jewel cases, shrink wrapped boxes and colorful diskette envelopes. The Company's software products are sold in the United States and abroad under the names "The $5 Computer Software Store, " for 3.5" diskettes, "White Wolf" and "Silver Coyote" for CD Roms, and Digital System Research for boxed software through computer stores such as Comp USA, Computer City, and Ingram Micro, national retailers such as K-Mart-Canada, Osco Drugs, Toys-R-Us Canada, regional discount chains such as Longs Drugstores, Pharma Plus Drug Canada, grocery stores such as Alpha Beta Supermarkets, Army & Air Force Exchange Service and national and local specialty retailers.

The Company's objective is to become a leading marketer of affordable computer software.  The
Company's  strategy for achieving this objective  consists of three  components:
(1) acquire rights to distribute high quality, easy to use software; (2) continue to develop effective distribution channels for marketing such software; and (3) market software at prices under $20.00 that meet the needs of a broad base of users. In March 1996, in furtherance of this strategy, the Company acquired Q & A Sales and Marketing, Inc. ("Q & A"), with sales in calendar 1995 of $3,893,000 specializing in home office, productivity and lifestyle software.

Q & A Acquisition and Internet/Intranet software.

                      Effective March 12, 1996 the Company acquired all of the outstanding shares of Q & A Sales and Marketing, Inc. ("Q & A") by merger of Q & A into a newly formed Nevada subsidiary of the Company. In connection with the merger, Q & A's name was changed to Q & A Software Company. The Company issued 300,000 shares of common stock and 1,200,000 shares of Series B Preferred Stock, each share of which is convertible into one share of common stock, at various times from August 7, 1996 to May 10, 1998 to the stockholders of Q & A, being Digital Systems Research, Inc. and four employees of Q & A (the "Q & A Shareholders"). The Company agreed to register the shares of common stock issued to the Q & A shareholders and the common stock issuable upon the conversion of the Series B Preferred Stock and has registered such shares in the registration statement of which this Prospectus is a part.

                      Until such time as the Q & A Shareholders own collectively less than 100,000 shares of common stock
(including shares issuable upon conversion of Series B Preferred Stock) or March 15, 1999 whichever first occurs, the Q & A Shareholders have the right to purchase additional shares of Company common stock in the event the Company issues shares of common stock for less than 85% of market value, at the same price as sold to third parties in order to maintain their proportionate interest in the Company's common stock. Pursuant to the agreement, DSR, Mr. Wolfe, the president of Q & A and a Q & A Shareholder, Mar-Jeanne Tendler, Arthur S. Tendler and Gil Gilgen entered into a Shareholder's Agreement wherein such persons agreed to vote all securities of the Company held by them for the election of a designee of the Q & A Shareholders to the Board of Directors. The Company agreed to give the Q & A Shareholders notice of any meeting of shareholders at which directors are to be elected and to nominate the designee of the Q & A Shareholders at the meeting. In addition, the parties to the Shareholder's Agreement agreed, insofar as they may be members of the board, to elect the designee as a member of any executive committee of the Board. Pursuant to the Shareholder's Agreement, W. Willie Woods, president of DSR, was elected to the Board of Directors as of March 12, 1996 and was nominated and elected to that position at the annual shareholder's meeting held April 22, 1996. There are currently no executive committees of the Board of Directors. The Shareholder's Agreement terminates on the earlier of March 8, 1999 or such time as less than 300,000 of the Q & A Shares remain outstanding. Finally, the Company agreed to indemnify DSR for any liability DSR may have as a former guarantor of the Q & A obligations.

                      In March 1996 in connection with the acquisition of Q & A, the Company acquired rights to a new
generation of internet technology from Digital Systems Research, Inc. ("DSR") originally developed for the United States Department of Defense. This technology enables internet 'home pages' to be connected into a relational database, and thereby converts the current 'static' internet home page, which only has that information designed by the sponsor of the page, into a 'dynamic' page which can reflect the needs of the consumer. The Company is marketing this technology to two groups: first, manufacturers and distributors of consumer products in order to give consumers internet access to product information and to facilitate direct purchasing, and to businesses who wish to establish their own internet networks on a time and cost effective basis. The Company plans to establish the world's largest virtual shopping mall under the name "Wiz Mall" using this technology. Pursuant to a Software Development and License Agreement dated March 8, 1996 with DSR (the "Software Agreement"), the Company obtained a worldwide, exclusive right to market technology to the public at large or to retailers, as well as distributors, original equipment manufacturers or wholesalers who support retail operations. The Software Agreement is for a term of five years, with automatic extensions each five years. DSR is required under the Software Agreement to assist the Company in developing the functional specifications for each contract.

                      Q & A Product Line. In March 1996 the Company acquired Q & A Sales and Marketing, Inc. Q &
A sells over 50 licensed proprietary software products at list prices under $20.00 on CD Rom and 3.5" diskettes, all under its Digital Systems Research label. Q & A's software titles include Labels Plus, Unlimited Fonts, Legal Documents and My Family Tree, and emphasize home office and lifestyle software.

                      CD Rom. In fiscal 1995 the Company began development of CD-Rom software. The CD-Rom software is sold either as individual titles in CD boxes or jewel cases, typically at the price of $9.99 per disk, or as part of a ten pack of CD Rom diskettes, for $29.99. Initial sale of CD-Rom titles commenced in the last quarter of 1995 with a shipment to approximately 80 CompUSA stores. The Company believes that CD-Rom sales will be an increasing portion of its business in the future. CD-Rom software consists both of shareware and licensed titles, and include bonus programs also sold by the Company on 3.5" floppy disks as well as some titles developed for CD-Rom.

The Wiz Mall

                      The Internet is a global collection of computer networks, linking millions of public and private computers around the world. Historically, the Internet was used by academic and government agencies to exchange information and send and receive electronic mail. A number of factors, including the proliferation of communication-enabled personal computers, the availability of intuitive, geographical software and wide accessibility to an increasingly robust network infrastructure, have allowed widespread access to the Internet at a rapidly declining cost and have facilitated the emergence of the Web, a client/server system of hyper-linked, multimedia databases. The Web enables non-technical users to easily access information of the Internet and enables individuals or organizations to offer textual, graphical and other information on the Web using client software known as Web "browsers." In recent years the Web has experienced a rapid increase in the number of individual users. International Data Corporation ("IDC") has estimated that the number of Internet users will reach approximately 200 million by the end of 1999, from approximately 56 million at the end of 1995; and an October 1995 CommerceNet/Neilse Internet Demographics Survey indicated that approximately 18 million people in the U.S. and Canada had used the WEB during the three month period prior to the survey.

                      The rapidly increasing number of Web users and ubiquitous access to the Web, both in the United States and internationally, have resulted in the emergence of the Web as a new mass communications medium. The minimal cost required to publish content on the Web, relative to traditional publishing methods, has resulted in an explosion of Web-based content, including online magazines, news feeds and games, as well as a wealth of product, educational, entertainment and political information. The emergence of the Web also has created major opportunities for companies to advertise and promote their products and services in a targeted, interactive and multimedia environment.

Corporate Information Services

                      Through the Company's wholly owned subsidiary Capotec Business Solutions, Inc., the Company has commenced marketing of the "virtual network" technology licensed from DSR. This technology enables group users to connect to a shared database of information through the Internet, much like the typical client-server network. Users are provided with passwords and predetermined access rights to the information on the network. Depending on the desired configuration, users can be provided with access to only that specific level of information which is deemed appropriate for their security level. Private virtual networks enable a business to disseminate and gather information to and from administrative staff, vendors, sales staff, and customers such as document retrieval, financial information, order status, and product availability and pricing. The Company is marketing the Corporate Information Systems for a one-time start-up fee with monthly maintenance charges.

                      Electronic Shopping. Most Internet users locate information by using web browsers to search for their topics of interest. The information search can be compared to a library: the user searches for the home page of the desired source (similar to locating a book or periodical) and then peruses the home page, book or periodical. The user is able to access only one home page at a time. In the view of management, this limitation of one homepage web site at a time has hindered the development of the use of the Internet for shopping. The Company's technology permits the consumer to access multiple web pages simultaneously, and in effect design a customized electronic product catalog. For example, a consumer could request information on all women's tennis shoes of a particular color from a number of retailers or manufacturers simultaneously. The dynamic home page produced by the software would list all such shoes offered, together with pictures, prices and ordering information.

                      The concept of an electronic mall or electronic shopping is not new. Electronic shopping is available through existing online services such as CompuServe, America Online and Prodigy, and currently is activated by the user's selection of the particular merchant who has obtained an electronic store location. The user is guided through an electronic catalog of the merchant selected, reviews and selects the merchandise and orders the product. The chief limitation of this system is that it only allows the consumer to access one merchant at a time.

                      The Company's technology, implemented through the Wiz Mall, will allow the consumer to create a customized catalog made up of products from all vendors (including manufacturers, distributors and retailers) who have contracted with the Company. The Company anticipates that consumers will appreciate the larger range of product choices available to them, and that vendors will be able to employ Wiz Mall as an additional marketing channel. In addition, the Company believes that vendors will be able to use Wiz Mall to obtain rapid feedback on consumer preferences and demographics. The Company intends to offer Wiz Mall as part of its services to vendors and receive a fixed fee and/or percentage of sales from each vendor.

The Web as a New Advertising Medium

                      Advertisers have identified the Web as a means for mass communication of their messages, similar in many respects to the use of advertising in traditional media such as television and radio broadcasting and print publishing. A report by Forrester Research in June 1995, estimated that the market for advertising on the Internet will reach $74 million in 1996 and will exceed $2 billion by the year 2000. This amount would represent approximately 1% of projected advertising expenditures in traditional print, television and radio broadcast media by the end of the decade, according to published industry estimates.

                      Advertisers also have recognized that Web-based advertising may be more effective in a number of respects than traditional media advertising. Because the Web involves "point-to-point" communication between a server and client that is requested by the user, rather than broad indiscriminate distribution of messages, the Web offers the potential for advertisers to present messages to specific, self-selected audiences, and to enable users to interact with advertising information presented in Web pages. This characteristic of the Web also permits advertisers to measure more precisely the number of impressions, or times that an advertisement appears in page view downloaded by users, through verification by an independent third party auditor such as Nielsen I/PRO (Internet Profile Corporation). Advertisers can also measure the effectiveness of advertising in generating "click-through," or user requests for additional information made by clicking on the advertiser's banner, linking the user to the advertiser's Web site. The Company believes that increases in transmission bandwidth through higher speed Internet connections, will increase the functionality of advertising, and will make the Web an even more attractive advertising medium. The Company also believes that technological developments may result in greater ability to provide information and analysis about the effectiveness of Web advertising, the demographic profiles of users, as well as the capability for advertisers to frequently modify and more closely tailor their messages. This should result in more targeted, higher impact advertising opportunities, and greater integration of Web-based advertising into the range of marketing options available to advertisers.

                                                   SELLING STOCKHOLDERS

                      The shares of Common Stock of the Company offered by the Selling Stockholders (the "Shares") will be offered at market prices, as reflected on the American Stock Exchange. The Shares are being offered by 13 persons. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions. Each purchaser was required to represent, warrant, agree and acknowledge that he or she had been provided with information regarding the Company, the risks of an investment, that the shares were not registered and must be held for an indefinite period of time unless registered, and that a legend would be placed on the certificate representing the Shares. The Shares are being offered pursuant to the right of these persons, or as set forth in the subscription agreement or other agreement, to demand registration of their shares.

                      The following table lists the Selling Stockholders, the position, office or other material relationship with the Company (or such person's spouse), if any, for all officers, the number of Shares offered by each and the percentage of shares held before and after the offering. None of the Selling Stockholders have any material relationship to the Company, except as noted below. The Selling Stockholders intend to sell all of the shares owned by each of them. Each Selling Stockholder will be required to deliver a current prospectus at the time of sale of his or her own shares.

                                                              Percentage
                                                               Ownership           Shares            Percentage
                                              Shares            Before             Offered           Held After
       Name                                    Held            Offering           For Sale            Offering



Q & A Shareholders
   Digital Systems Research, Inc.(1)         1,099,201              12.7%          1,099,201                   -
   Gary Wolfe, employee(2)                     346,623               4.0%            346,623                   -
   Walter Dreschler, employee(3)                 6,040                  *              6,040                   -
   Sheena Warner, employee(4)                   23,962                  *             23,962                   -
   Gary Sousa, employee(5)                      24,160                  *             24,160                   -
Convertible Noteholders
   Sanford I. Feld(6)                           91,250               1.0%             91,250                   -
   Gregory M. Spirdis(6)                        91,250               1.0%             91,250                   -
   Franklin H. Spirdis, M.D.(6)                 91,250               1.0%             91,250                   -
   Alan D. Zelinsky(6)                          91,250               1.0%             91,250                   -
AIM Software, Inc.                              30,000                  *             30,000                   -
Elaine & Gerson Lacoff(7)                       53,333                  *             53,333                   -
Underwriter's Warrants
   Allan M. Levine(8)                           91,000                1.0             91,000                   -
   Michael Shumacher(8)                         91,000                1.0             91,000                   -

*   Less than 1%
(1) Includes 891,717 shares issuable upon conversion of 891,717 shares of Series B Preferred Stock. (2) Includes 281,194 shares issuable upon conversion of 281,194 shares of Series B Preferred Stock. (3) Includes 3,020 shares issuable upon conversion of 3,020 shares of Series B Preferred Stock. (4) Includes 11,981 shares issuable upon conversion of 11,981 shares of Series B Preferred Stock.
(5) Includes 12,080 shares issuable upon conversion of 12,080 shares of Series B Preferred Stock. (6) Includes (a) an estimated 31,250 shares issuable upon conversion of a $125,000 Convertible Promissory Note due August
    22, 1996 held by each of the holders of the Convertible Promissory Notes, based upon a conversion rate of $4.00 per share; (b) 30,000 shares issuable upon exercise of an option at $2.50 per share granted to each holder of a convertible promissory note is extended by the Company for an additional year.
(7) Includes 10,000 shares issued to Mr. and Mrs. Lacoff as a consideration for a loan fee earned in December 1992 and 53,333 shares issuable upon conversion of the total amount of $80,000 of these loans from the Lacoffs to the Company.
(8) Includes shares issuable upon exercise of Underwriter's Warrants issued in connection with the Company's 1994 public offering.


                                                            21

                                                 DESCRIPTION OF SECURITIES
Common Stock

    The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share, of which 8,618,558 shares were outstanding as of April 30, 1996. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

    The transfer agent for the Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California
91204-2991.

Preferred Stock

    The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $.001 par value, of which 1,300 shares of Series A Convertible Preferred Stock and 1,200,000 shares of Series B Convertible Preferred Stock are outstanding. The Company currently has no plans to issue any additional preferred stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of Common Stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

    The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

    The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                                       LEGAL MATTERS

    The legality of the Shares offered hereby will be passed upon for the Company by Hand & Hand, Dana Point, California.

                                                          EXPERTS

    The consolidated balance sheet as of July 31, 1995 and the statements of income, stockholders' equity and cash flows for the year ended July 31, 1995 included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated statements of income, shareholders' equity and cash flows of the Company for the year ended July 31, 1994, included in this Prospectus and in the related Registration Statement, have been audited by Corbin & Wertz, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                                                 TABLE OF CONTENTS

                                                 Page

Additional Information......................       2
Prospectus Summary..........................       3
Risk Factors................................      10
Market Price of Common Stock................      15
Selected Financial Data.....................      17
Business - New Development .................      18
Selling Stockholders........................      22
Description of Securities...................      23
Legal Matters...............................      24
Experts.....................................      24

                                               WIZ TECHNOLOGY, INC.
                                                      PART II


Item 14. Other Expenses of Issuance and Distribution.

         Filing fee under the Securities Act of 1933          $         5,693.13
         Blue Sky qualification fees and expenses(1)
         Printing and engraving(1)                                      3,000.00
         Legal Fees(1)                                                 20,000.00
         Accounting Fees(1)                                            10,000.00
         Miscellaneous(1)                                               1,306.87
                                                              ------------------

         TOTAL                                                $        40,000.00
                                                               =================

(1)      Estimates

Item 15. Indemnification of Directors and Officers.

         The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's articles of incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Item 16.    Exhibits

2. Plan of acquisition, reorganization, arrangement, liquidation or succession.

            2.1 Agreement and Plan of Reorganization, dated February 14, 1996, between the Company, Q&A
                      Sales Marketing, Inc. and Q&A Acquisition Company(5)

3.          Certificate of Incorporation and Bylaws

            3.1.      Articles of Incorporation(2)
            3.2       Bylaws(2)
            3.3 Certificate of Amendment to Articles of Incorporation for change in name of registrant to "WIZ
                      Technology, Inc."(1)

4.          Instruments defining rights of holders, including indentures.

            4.1 Warrant Agreement between the Company and Strasbourger Pearson Tulcin Wolff(1)

            5. Opinion of Hand & Hand as to legality of securities being registered.(7)


10.         Material Contracts

            10.1      1992 Stock Option Plan, as amended(2)
            10.2 Form of Stock Option Agreement with Mar-Jeanne Tendler, Arthur S. Tendler and Bruce Allen "Gil" Gilgen(2) 10.3
            Demand Promissory Note in favor of Elaine & Gerson Lacoff(2) 10.5 Consulting Agreement with Dale Kostman (1) 10.7 Employment Agreement between the Company and Arthur S. Tendler(1) 10.8 Employment Agreement between the Company and Mar-Jeanne Tendler(1) 10.9 Employment Agreement between the Company and Bruce Allen Gilgen(1)
            10.10 Registration rights agreements and schedule of beneficiaries(1) 10.12 Consulting Agreement between the Company and Strasbourger Pearson Tulcin Wolff(1) 10.13 Promissory Note from Company in favor of Mar-Jeanne and Arthur Tendler(1) 10.14 Extension and amendment of Promissory Note from Company in favor
                      of Mar-Jeanne and Arthur Tendler(1)
            10.15     Lease for the Company's executive offices(3)
            10.16 Consulting Agreement between the Company and Stuart Wertzberger(3) 10.17 Trust Agreement between Stuart Wertzberger and the Company(3) 10.19 Consulting Agreement between the Company and Jensen Consultants, Inc.(4) 10.20 Promissory note from Arthur Tendler dated July 31, 1995(4) 10.21 Form of Convertible Promissory Notes and schedule of details(4) 10.22 Software Development and License Agreement between the Company and Digital Systems
                      Research, Inc. dated March 8, 1996(6)(P)
            10.23     Employment Agreement with Gary Wolfe(6)(P)
            10.24     Covenant Not-to-Compete(6)

16.         Letter on change in certifying accountant(4)

21.         Subsidiaries of the small business issuer(6)

23.         Consents of Experts and Counsel

            23.1      Consent of Corbin & Wertz(7)
            23.2      Consent of Coopers & Lybrand, L.L.P.(7)
            23.3      Consent of Hand & Hand included in Exhibit 5 hereto

            24.       Powers of Attorney

                      24.1 Powers of Attorney are included on signature page(5)



(1) Incorporated by reference to the Company's Registration Statement on Form SB-2, filed on November 1, 1993
(2) Incorporated by reference to the Company's Registration Statement on Form 10-SB, File No. 0-20910 (the
         "Form 10")
(3) Incorporated by reference to the Company's Annual Report on Form 10K-SB for the year ended July 31.
         1994.
(4) Incorporated by reference to the Company's Annual Report on Form 10K-SB for the year ended July 31, 1995.
(5) Incorporated by reference to the Company's Current Report on Form 8-K dated March 12, 1996.
(6)      Filed herewith.
(7)      To be filed by amendment.

          All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing.



Item 17.  Undertakings.

          (a)     The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for the purposes of determination any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  (1)      The undersigned registrant hereby undertakes that:

                           (i)      For purposes of determining any liability
 under the Securities Act of 1933, the
information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

                           (ii)     For the purpose of determining any liability
 under the Securities Act of 1933, each
post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Juan Capistrano, State of California on June 17, 1996.

                                                      WIZ TECHNOLOGY, INC.



                                                      By: /s/ M.J. Tendler
                                                          M.J. Tendler
                                                         Chief Executive Officer


         The undersigned officer and/or director of Wiz Technology, Inc., a Nevada corporation (the "Corporation"), hereby constitutes and appoints MarJeanne Tendler and Arthur Tendler, and each of them, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities this Registration Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to this Registration Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to this Registration Statement and with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and incorporate such changes as any of the said attorneys-in-fact deems appropriate.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 17, 1996.



By:     /s/ M.J. Tendler                    Chief Executive Officer and Director
        M.J. Tendler                        (principal executive officer)


By:     /s/ Arthur S. Tendler               President, Chief Operating and
        Arthur S. Tendler                   Acting Financial
                                            Officer, and Director (principal
                                            accounting and financial officer)

By:     /s/ Bruce Allen Gilgen              Executive Vice President, Secretary
        Bruce Allen Gilgen                    & Director


By:     /s/ Willie Woods                    Director
        Willie Woods